SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of April 2011

List of Exhibits:

1.	News Release entitled, “CNH First Quarter 2011 Revenue Increases 17% ; Operating Profit up 71%”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Richard Tobin
Richard Tobin
Chief Financial Officer

April 21, 2011

FOR IMMEDIATE RELEASE
For more information contact:

CNH Investor Relations	+1 (630) 887-3745

CNH First Quarter 2011 Revenue Increases 17%; Operating

Profit up 71%

¡ Net Sales increase 17% to $3.8 billion

¡ Agricultural equipment +17% to $3 billion

¡ Construction equipment +19% to $700 million

¡ Equipment Operations Operating Profit of $246 million, an increase of 71%

¡ Operating Margin increased to 6.5% compared to 4.4% in Q1 2010

¡ EPS before exceptional items at $0.57 per share, compared to $0.16 per share in 2010

	Quarter Ended
	3/31/2011	3/31/2010	Change

(US $ in millions, except per share data and percentages)
Net Sales of Equipment	$3,797	$3,237	17.3%
Equipment Operations Operating Profit	$246	$144	70.8%
Equipment Operations Operating Margin	6.5%	4.4%	2.1 pts
Financial Services Net Income	$54	$51	5.9%
Net Income Attributable to CNH	$152	$16	850.0%
Net Income Before Restructuring and
Exceptional Items	$138	$38	263.2%
Diluted EPS Before Restructuring and
Exceptional Items	$0.57	$0.16	256.3%

BURR RIDGE, IL -- (April 21, 2011) — CNH Global N.V. (NYSE: CNH) today announced financial results for the quarter ended March 31, 2011. For the quarter, net sales increased 17% (15% on a constant currency basis) to $3.8 billion as a result of favorable trading conditions for agricultural equipment in North America, Europe, Africa, Middle East and CIS (EAME & CIS) and Asia Pacific (APAC) markets. These results were driven by increased prices in global agricultural commodities, as well as higher construction equipment demand in the Americas and APAC regions. Equipment Operations posted an Operating Profit of $246 million as a result of higher revenues, increased industrial utilization and improved product pricing.

Net equipment sales for the quarter were 81% agricultural equipment and 19% construction equipment. The geographical distribution of revenue for the period was 40% North America, 33% EAME & CIS, 16% Latin America, and 11% APAC markets.

Equipment Operations used $240 million in cash flow from operations for the quarter due to an increase in net working capital as a result of an increase in equipment sales and increased inventories required to support full year growth. Year to date capital expenditures totaled $54 million, a 69% increase from the comparable period largely as a result of new product launches in both the agricultural and construction equipment segments; 85% of the capital spend was on new products and production capacity in the period. CNH’s Equipment Operations ended the period with a net cash position of $1.9 billion. The 40% effective tax rate for the first quarter 2011 is slightly higher than the Group’s full year expectations of 32% to 38%.

Net income before restructuring and exceptional items for the quarter was $138 million as a result of improved top line and industrial operating performance, improved results from the Group’s non-consolidated entities, and a lower tax rate. This resulted in the Group generating a significant increase in diluted earnings per share to $0.57 (before restructuring and exceptional items) compared to $0.16 per share in the comparable period of 2010.

On March 31st, CNH acquired full ownership of L&T Case Equipment Private Limited, an unconsolidated joint venture established in 1999 in the construction equipment sector and based in India. As a result of this transaction, CNH recorded an after tax revaluation gain of $16 million which has been reflected as an exceptional item in the quarter. The Group has provisionally accounted for the transaction and expects to finalize it in the second quarter.

2011 Full Year Market Outlook

Demand in the agricultural and construction equipment markets are expected to remain firm for the balance of 2011 on the back of a positive environment in agricultural commodity prices and its influence on increased planting and farming income estimates; and a steadily improving environment in construction equipment.

FY 2011 World Wide Unit Growth Forecast

Agricultural equipment demand flat to up 5%

Construction equipment demand up 25%

Subsequent Events Update 2011 CNH Earnings Outlook:

CNH is monitoring the medium term effects from the earthquake in Japan on March 11, 2011 on both our business partners and component suppliers. While none of our business partners or Tier 1 suppliers has suffered irreparable damage, the company expects that component parts supply disruptions will necessitate periodic production curtailments in Q2 and Q3 primarily in the construction equipment segment. Further, the company anticipates that in certain product classes of whole goods (primarily excavators) availability will be constrained during the timeframe. As of the end of the first quarter, the Group estimates that the economic impact could negatively affect full year revenues between $300-500 million and operating profit between $40-60 million.

Despite this un-expected headwind, the CNH Group re-affirms its previously released full year revenue and earnings growth targets for 2011 of revenue growth of +10% at an operating margin range of 7.1% to 7.9%.

SEGMENT RESULTS

Agricultural Equipment

	Quarter Ended
	3/31/2011	3/31/2010	Change

	(US $ in millions, except percentages)
Net Sales of Equipment	$3,071	$2,626	16.9%
Gross Profit	$591	$480	23.1%
Gross Margin	19.2%	18.3%	0.9 pts
Operating Profit	$263	$180	46.1%
Operating Margin	8.6%	6.9%	1.7 pts

Agricultural Equipment Industry and Market

Worldwide agricultural industry unit sales increased 10% compared to the first quarter of 2010. Global tractor sales grew 10% while global combine sales grew 25% for the quarter. North American tractor sales were up 5% and combine sales were up 37% on continued strong demand from the large cash crop segments. Latin America sales of tractors increased 1% and combine sales decreased 2%. EAME & CIS markets improved for the quarter, with tractor sales up 35% and combine sales up 40%. APAC markets were up 7% in tractor sales and 6% in combine sales.

CNH Agricultural Equipment First Quarter Results

CNH’s net sales in the agricultural equipment sector increased 17% for the quarter (15% on a constant currency basis) as a result of solid trading conditions in every region but Latin America as previously forecast. Net sales in the EAME & CIS markets increased substantially (28%) but remain below the demand levels of 2007-2008. Operating margin increased 1.7 pts to 8.6% on the higher unit volume driving manufacturing efficiency, primarily in Europe, improved price realization and favorable product mix (to larger horsepower tractor and combine segments).

First quarter tractor market share performance was in line with the 10% overall market growth as a result of a positive performance in Europe, and in the important over 40 horsepower segment in North America. Combine market share was down with the exception of the APAC region during the quarter. The Group expects to recover market share over the balance of the year as a result of improved equipment availability. Worldwide production in agricultural equipment was increased in the period in order to satisfy retail unit deliveries in the quarter and to increase inventory levels to accommodate transition stocks for new product launches in the higher horsepower segment.

Company and dealer inventories ended the period either in line with or below industry averages largely driven by strong demand in Q1 and Tier 4A/Stage IIIB product transition down time at the manufacturing level. Capacity utilization climbed in Europe on the back of the improved demand outlook, which somewhat offset reduced utilization rates in Brazil.

In Europe, New Holland Agriculture launched the new CX5000 and CX6000 combines equipped with the ECOBlue SCR technology and today offers the industry’s widest range of Tier 4A/Stage IIIB compliant products: 20 tractor and 9 combine models. For tractors, the ECOBlue SCR solution means more efficient power generation, up to 10% lower fuel consumption and an increase of up to 7% in maximum horsepower versus previous models. The brand also introduced the T4 PowerStar new utility tractor range in Europe and North America, available with engines from 55 to 100 hp, a completely new cab that improves headroom, visibility and comfort and a newly designed fully integrated loader to facilitate ease of operation. In the U.S., New Holland also released the Roll Belt 450 Utility round baler (designed for small acreage farmers) that requires as little as 40 PTO hp to operate.

In Europe and North America, Case IH released the Tier 4A/Stage IIIB compliant Magnum 235-340 (hp) Series tractors with global arm rest controls. Additionally, in North America, Case IH began shipments of Tier 4A/Stage IIIB compliant Steiger 350–500 (hp) Series tractors with row crop frames and cab suspension, Farmall C Series tractors, as well as 3016 Pick Up Headers with wider belts for reduced seed loss and improved ground following, 3020 Flex Augers with the patented Terra-Flex cutter bar flex system with closer following of ground contour, and Planter Bulk Fill Systems that accommodate different seed treatments.

Construction Equipment

	Quarter Ended
	3/31/2011	3/31/2010	Change

	(US $ in millions, except percentages)
Net Sales of Equipment	$726	$611	18.8%
Gross Profit	$92	$59	55.9%
Gross Margin	12.7%	9.7%	3.0 pts
Operating Profit	$(17)	$(36)	52.8%
Operating Margin	(2.3)%	(5.9)%	3.6 pts

Construction Equipment Industry and Market

Global construction equipment industry unit sales rose 48% in the first quarter compared to the prior year, with light equipment up 44% and heavy equipment up 51%. North American demand was up 48%, with light equipment volumes up 47% and heavy equipment rising 49%. EAME & CIS markets rose 53% as the industry continued to rebuild from the prior year’s low levels. In Latin America, the market was up 39%, driven by strong demand from projects in both the public and private sectors. Industry sales in APAC markets rose 47% with continued strong demand in the heavy equipment segment in China.

CNH Construction Equipment First Quarter Results

First quarter 2011 net sales in the construction equipment sector grew 19% (16% on a constant currency basis) as a result of significant market improvements in the Latin American and Asian markets, and from the improvement in conditions in the North American market largely as a result of ageing fleet replacements. Operating loss for the quarter was reduced more than 50% to $(17) million as increased revenue and improved product pricing helped to offset the significant costs of new product launches in North America and production ramp-up costs in Europe, and the negative currency (Japanese Yen) effect on purchased whole goods in the excavator product range.

First quarter market share was down in light equipment due to low inventory levels as a result of transitioning to new products in the high volume tractor loader backhoe and skid steer segments during the quarter. This reduction in share is expected to be resolved over the balance of the year as production in North America returns to normalized rates and the Group’s European facilities progressively re-start and increase capacity utilization. In the heavy equipment segment increased market demand drove an increase in production units in the excavator and wheel loader segments, thereby maintaining market share.

During the first quarter of 2011, Case Construction expanded its compaction product line for soil and large-scale asphalt applications with 3 new DV Series double drum models and the PT240, Case’s first pneumatic tire compactor. At the ConExpo trade show in Las Vegas in March, the new B-Series motor grader made its debut with the 865B variable horsepower model. Also launched at the show were the new F Series wheel loaders, expanding the wheel loader line into a new size class. The largest models, 1021F and 1221F, are specifically engineered for quarry, aggregate and truck-loading applications.

New Holland Construction presented its new C-series crawler excavator, featuring Tier 4A/Stage IIIB compliant SCR engines that deliver a 10% increase in productivity in terms of cubic meters per hour and up to 10% lower fuel consumption in ECO mode compared to the B Series. Also introduced in the quarter was the new 200 Series Skid Steer and Compact Track loaders, a total of 9 new models were presented to the public both in Europe and North America, featuring the patented vertical lift Super Boom design delivering best-in-class forward dump height and reach.

CNH Financial Services First Quarter Results

	Quarter Ended
	3/31/2011	3/31/2010	Change

	(US $ in millions, except percentages)
Net Income	$54	$51	5.9%
On-Book Asset Portfolio	$14,806	$14,263	3.8%
Managed Asset Portfolio	$17,559	$16,940	3.7%

Net Income attributable to Financial Services was $54 million for the quarter, compared with $51 million in the comparable period of 2010. Financial Services generated improved financial margins on a higher average portfolio as a result of increased industrial unit sales and improvements in market penetration.

Compared to December 31, 2010, delinquent receivables greater than 30 days past due held steady at 5.3% of the total on-book portfolio and improved by 1.2 pts compared to March 31, 2010.

Unconsolidated Equipment Operations Subsidiaries

First quarter results for the Group’s unconsolidated Equipment Operations subsidiaries improved to $24 million compared with $7 million in the comparable period of 2010. The major contributors were Turk Tractor (Turkey), Al Ghazi (Pakistan), the Group’s two joint ventures in Japan, and the recently acquired L&T in India the result of which will be fully consolidated as of the second quarter.

Equipment Operations Cash Flow and Net Debt

	Quarter Ended
	3/31/2011	3/31/2010

	(US $ in millions)
Net Income	$145	$9
Depreciation & Amortization	75	71
Cash Change in Working Capital*	(453)	(53)
Other	(7)	90

Net Cash (Used) Provided by
Operating Activities	(240)	117
Net Cash (Used) by Investing
Activities**	(99)	(51)
All Other	68	160

(Increase)/Decrease in Net (Cash)	$(271)	$226

Net (Cash)	$(1,924)	$(756)

* Net cash change in receivables, inventories and payables including inter-segment receivables and payables.

** Excluding Net (Deposits In)/Withdrawals from Fiat Cash Management Systems, as they are a part of Net (Cash).

ABOUT CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH CONFERENCE CALL AND WEBCAST

CNH management will hold a conference call on April 21, 2011 to review first quarter 2011 results. The conference call webcast will begin at 7:00 a.m. U.S. Central Daylight Savings Time; 8:00 a.m. U.S. Eastern Daylight Savings Time. This call can be accessed through the investor information section of the company’s website at www.cnh.com and will be transmitted by CCBN.

NON-GAAP MEASURES

CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables to this press release. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

CNH defines “Equipment Operations Gross Profit” as net sales of equipment less costs classified as cost of goods sold. CNH defines “Equipment Operations Operating Profit” as gross profit less costs classified as selling, general and administrative and research and development costs. CNH defines “Equipment Operations Gross Margin” as gross profit as a percent of net sales of equipment. CNH defines “Equipment Operations Operating Margin” as operating profit as a percent of net sales of equipment. “Net Debt (Cash)” is defined as total debt (including intersegment debt) less cash and cash equivalents, deposits in Fiat affiliates cash management pool and intersegment notes receivable. CNH defines “Net income (loss) and diluted EPS before restructuring and exceptional items” as Net income (loss) attributable to CNH, less restructuring charges and exceptional items, after tax. Equipment Operations “working capital” is defined as accounts and notes receivable and other-net, excluding intersegment notes receivables, plus inventories less accounts payable. The U.S. dollar computation of cash generated from working capital, as defined, is impacted by the effect of foreign currency translation and other non-cash transactions. CNH defines the “change in net sales on a constant currency basis” as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat Industrial S.p.A., the effect of the demerger transaction consummated by Fiat S.p.A. pursuant to which CNH was separated from Fiat S.p.A.’s automotive business and has become a subsidiary of Fiat Industrial S.p.A, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2010.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Three Months Ended March 31, 2011 and 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2011	2010	2011	2010	2011	2010
	(in millions, except per share data)
Revenues:
Net sales	$3,797	$3,237	$3,797	$3,237	$ —	$ —
Finance and interest income	285	283	44	29	339	340

	4,082	3,520	3,841	3,266	339	340

Costs and Expenses:
Cost of goods sold	3,114	2,698	3,114	2,698	—	—
Selling, general and administrative	415	394	321	296	94	98
Research, development and engineering	116	99	116	99	—	—
Restructuring	3	2	3	2	—	—
Interest expense	199	202	96	81	139	160
Interest compensation to Financial Services	—	—	62	47	—	—
Other, net	37	56	8	32	29	24

Total	3,884	3,451	3,720	3,255	262	282

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	198	69	121	11	77	58
Income tax provision	80	70	54	60	26	10
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	3	3	54	51	3	3
Equipment Operations	24	7	24	7	—	—

Net income	145	9	145	9	54	51
Net loss attributable to noncontrolling interests	(7)	(7)	(7)	(7)	—	—

Net income attributable to CNH Global N.V.	$ 152	$ 16	$ 152	$ 16	$ 54	$ 51

Weighted average shares outstanding:
Basic	239	238

Diluted	241	238

Basic and diluted earnings per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$ 0.63	$ 0.07

Diluted EPS	$ 0.63	$ 0.07

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31 2010 and the Notes to Condensed Consolidated Financial Statements.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEET

AND SUPPLEMENTAL INFORMATION

As of March 31, 2011 and December 31, 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
	(in millions)
ASSETS
Cash and cash equivalents	$ 1,553	$ 3,618	$ 974	$ 2,934	$ 579	$ 684
Deposits in Fiat Industrial subsidiaries’ cash management system	2,850	—	2,788	—	62	—
Deposits in Fiat S.p.A. subsidiaries’ cash management system	—	1,760	—	1,643	—	117
Accounts, notes receivable and other - net	14,687	14,028	1,146	911	13,934	13,495
Intersegment notes receivable	—	—	2,503	2,273	627	562
Inventories	3,494	2,937	3,494	2,937	—	—
Property, plant and equipment, net	1,866	1,786	1,864	1,784	2	2
Equipment on operating leases - net	614	622	2	2	612	620
Investment in Financial Services	—	—	2,098	2,007	—	—
Investments in unconsolidated affiliates	494	490	402	407	92	83
Goodwill and other intangibles	3,123	3,064	2,964	2,906	159	158
Other assets	3,278	3,284	1,988	1,848	1,290	1,436

Total Assets	$ 31,959	$ 31,589	$ 20,223	$ 19,652	$ 17,357	$ 17,157

LIABILITIES AND EQUITY
Short-term debt	$4,653	$3,863	$ 147	$125	$4,506	$ 3,738
Accounts payable	2,769	2,367	2,897	2,586	255	150
Long-term debt, including current maturities	11,077	12,434	3,567	3,968	7,510	8,466
Intersegment debt	—	—	627	562	2,503	2,273
Accrued and other liabilities	5,772	5,545	5,298	5,032	484	522

Total Liabilities	24,271	24,209	12,536	12,273	15,258	15,149
Equity	7,688	7,380	7,687	7,379	2,099	2,008

Total Liabilities and Equity	$ 31,959	$ 31,589	$ 20,223	$ 19,652	$ 17,357	$ 17,157

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and the Notes to Condensed Consolidated Financial Statements.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

2

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

For the Three Months Ended March 31, 2011 and 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Year Ended March 31,		Year Ended March 31,		Year Ended March 31,
	2011	2010	2011	2010	2011	2010
	(in millions)
Operating activities:
Net income	$145	$9	$145	$9	$54	$51
Adjustments to reconcile net income to net cash (used) provided by operating activities:
Depreciation and amortization	104	101	75	71	29	30
Intersegment activity	—	—	(202)	(154)	202	154
Changes in operating assets and liabilities	(565)	(379)	(192)	290	(373)	(669)
Other, net	(4)	(124)	(66)	(99)	8	(76)

Net cash (used) provided by operating activities	(320)	(393)	(240)	117	(80)	(510)

Investing activities:
Expenditures for property, plant and equipment	(54)	(32)	(54)	(32)	—	—
Expenditures for equipment on operating leases	(74)	(77)	—	—	(74)	(77)
Net collections from retail receivables	82	120	—	—	82	120
Net (deposits in) withdrawals from Fiat Industrial/Fiat S.p.A. subsidiaries’ cash management systems	(1,038)	36	(1,097)	(37)	59	73
Other, net	65	49	(45)	(19)	110	48

Net cash (used) provided by investing activities	(1,019)	96	(1,196)	(88)	177	164

Financing activities:
Intersegment activity	—	—	(160)	(70)	160	70
Net decreases in indebtedness	(781)	(88)	(410)	(40)	(371)	(48)
Other, net	25	4	25	4	—	20

Net cash (used) provided by financing activities	(756)	(84)	(545)	(106)	(211)	42

Effect of foreign exchange rate changes on cash and cash equivalents	30	(8)	21	1	9	(9)

Decrease in cash and cash equivalents	(2,065)	(389)	(1,960)	(76)	(105)	(313)
Cash and cash equivalents, beginning of period	3,618	1,263	2,934	290	684	973

Cash and cash equivalents, end of period	$1,553	$874	$974	$214	$579	$660

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and the Notes to Condensed Consolidated Financial Statements.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

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CNH Global N.V.

TOTAL DEBT AND NET DEBT (CASH)

For the Three Months Ended March 31, 2011 and the Year Ended December 31, 2010

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
	(in millions)
Short-term debt:
With Fiat Industrial subsidiaries	$214	$—	$62	$—	$152	$—
With Fiat S.p.A. subsidiaries	—	194	—	43	—	151
Owed to securitization investors	3,134	2,488	—	—	3,134	2,488
Other	1,305	1,181	85	82	1,220	1,099
Intersegment	—	—	92	52	1,935	1,730

Total short-term debt	4,653	3,863	239	177	6,441	5,468

Long-term debt:
With Fiat Industrial subsidiaries	553	—	71	—	482	—
With Fiat S.p.A. subsidiaries	—	584	—	67	—	517
Owed to securitization investors	5,046	5,868	—	—	5,046	5,868
Other	5,478	5,982	3,496	3,901	1,982	2,081
Intersegment	—	—	535	510	568	543

Total long-term debt	11,077	12,434	4,102	4,478	8,078	9,009

Total debt:
With Fiat Industrial subsidiaries	767	—	133	—	634	—
With Fiat S.p.A. subsidiaries	—	778	—	110	—	668
Owed to securitization investors	8,180	8,356	—	—	8,180	8,356
Other	6,783	7,163	3,581	3,983	3,202	3,180
Intersegment	—	—	627	562	2,503	2,273

Total debt	$15,730	$16,297	$4,341	$4,655	$14,519	$14,477

Less:
Cash and cash equivalents	1,553	3,618	974	2,934	579	684
Deposits in Fiat Industrial subsidiaries’ cash management system	2,850	—	2,788	—	62	—
Deposits in Fiat S.p.A. subsidiaries’ cash management system	—	1,760	—	1,643	—	117
Intersegment notes receivable	—	—	2,503	2,273	627	562

Net debt (cash)	$11,327	$10,919	$(1,924)	$(2,195)	$13,251	$13,114

Note: Net Debt (Cash) is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

4

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months Ended March 31, 2011 and 2010

(Unaudited)

	Three Months Ended March 31,
	2011	2010	% Change
	(in millions, except percentages)
1. Revenues and net sales:
Net sales
Agricultural equipment	$3,071	$2,626	16.9%
Construction equipment	726	611	18.8%

Total net sales	3,797	3,237	17.3%
Financial services	339	340	(0.3)%
Eliminations and other	(54)	(57)

Total revenues	$4,082	$3,520	16.0%

2. Net sales on a constant currency basis:

Agricultural equipment net sales	$3,071	$2,626	16.9%
Effect of currency translation	(46)		(1.7)%

Agricultural equipment net sales on a constant currency basis	$3,025	$2,626	15.2%

Construction equipment net sales	$726	$611	18.8%
Effect of currency translation	(19)		(3.1)%

Construction equipment net sales on a constant currency basis	$707	$611	15.7%

Total Equipment Operations net sales on a constant currency basis	$3,732	$3,237	15.3%

Note: Net sales on a constant currency basis is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

5

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months Ended March 31, 2011 and 2010

(Unaudited)

3. Equipment Operations gross and operating profit and margin:

	Three Months Ended March 31,
	2011		2010

	(in millions, except percentages)

Net sales	$3,797	100.0%	$3,237	100.0%
Less:
Cost of goods sold	3,114	82.0%	2,698	83.3%

Equipment Operations gross profit	683	18.0%	539	16.7%
Less:
Selling, general and administrative	321	8.5%	296	9.1%
Research and development	116	3.1%	99	3.1%

Equipment Operations operating profit	$246	6.5%	$144	4.4%

Gross profit and margin:
Agricultural equipment	$591	19.2%	$480	18.3%
Construction equipment	92	12.7%	59	9.7%

Equipment Operations gross profit	$683	18.0%	$539	16.7%

Operating profit and margin:
Agricultural equipment	$263	8.6%	$180	6.9%
Construction equipment	(17)	(2.3)%	(36)	(5.9)%

Equipment Operations operating profit	$246	6.5%	$144	4.4%

4. Net income and diluted earnings per share before restructuring and exceptional items:

	Three Months Ended March 31,
	2011	2010
	(in millions, except per share data)
Net income attributable to CNH	$152	$16

Restructuring, after tax:
Restructuring	3	2
Tax benefit	(1)	—

Restructuring, after tax	2	2

Exceptional items:
(Gain) on purchase of business, net of tax	(16)	—
Tax charge for Medicare Part D retiree drug subsidy	—	20

Net income before restructuring and exceptional items	$138	$38

Weighted average common shares outstanding - diluted	241	238

Diluted earnings per share before restructuring and exceptional items	$0.57	$0.16

Note: Equipment Operations Gross and Operating Profit and Net Income and Diluted Earnings Per Share Before Restructuring and Exceptional Items are non-GAAP financial measures. See description of non-GAAP measures contained in this release.

6

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months Ended March 31, 2011

(Unaudited)

5. Equipment Operations cash generated from working capital

	Balance as of December 31, 2010	Effect of Foreign Currency Translation	Non-Cash Transactions	Balance as of March 31, 2011	Cash Generated from Working Capital
	(in millions)
Accounts, notes receivable and other – net – Total	$911	$(22)	$(36)	$1,146	$(177)
Inventories	2,937	(91)	(39)	3,494	(427)
Accounts payable - Total	(2,586)	101	59	(2,897)	151

Working Capital	$1,262	$(12)	$(16)	$1,743	$(453)

Note: Working Capital is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

7

2011 First Quarter Financial Results April 21, 2011

Management Participants
Harold Boyanovsky
President and Chief Executive Officer
Richard Tobin
Chief Financial Officer
Andrea Paulis
Vice President and Treasurer
Manfred Markevitch
Head of Investor Relations

CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

Forward Looking Statement

This presentation  includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All
statements other than statements of historical fact contained in this presentation, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as "may," "will," "expect," "could," "should," "intend," "estimate," "anticipate," "believe,"
"outlook," "continue," "remain," "on track," "goal," or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly.
Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers' access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat Industrial S.p.A., the effect of the demerger transaction consummated by Fiat S.p.A. pursuant to which CNH was separated from Fiat S.p.A.'s automotive business and has become a subsidiary of Fiat Industrial S.p.A, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2010.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

Highlights
Net Sales increase of 17% to $3.8 billion
Agricultural equipment +17% to $3 billion
Construction equipment +19% to $700 million
Equipment Operations Operating Profit of $246 million, an increase of 71%
Operating Margin increased to 6.5% compared to 4.4% in Q1 2010
Equipment Operations net cash position decreased by $271 million to $1.9 billion
Net income before restructuring and exceptional items of $138 million
Q1 2011
Diluted EPS: $0.63/share
Diluted EPS before restructuring and exceptional items: $0.57/share

—
—
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

Financial Highlights – First Quarter

*  See Appendix for Definition and U.S. GAAP Reconciliation
U.S. GAAP, US$ in mils. - Except per share data and percentages
Percent
03/31/11 03/31/10 Change
Net Sales of Equipment 3,797 $      3,237 $      17%
Equipment Operations Operating Profit * 246 $         144 $         71%
Financial Services Net Income 54 $          51 $          6%
Net Income Before Restructuring and Exceptional Items * 138 $         38 $          263%
Diluted EPS Before Restructuring and Exceptional Items * 0.57 $        0.16 $        256%
Equipment Operations Operating Cash Flow (240) $       117 $         nm
Equipment Operations Net (Cash) * (1,924) $     (756) $       154%
Quarter Ended
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

$5,000
$4,000
$3,000
$2,000
$1,000
$0
$3,241
$181
$292
$1,447
$1,321
$4,099
$251
$569
$1,963
$1,316
$3,052
$204
$302
$1,166
$1,380
$3,237
$306
$620
$1,001
$1,310
$3,797
$425
$609
$1,250
$1,513
2007
2008
2009
2010
2011
100%
11%
16%
33%
40%
% of 2011 total Net Sales
North America
EAME & CIS
Latin America
APAC

Net Sales by Geographic Region*
– First Quarter

*  See Appendix for Geographic Information
(U.S. GAAP, US$ in mils.)
+16%
+25%
(2%)
+38%
+17%
Net Sales
Change Y-o-Y
Rate of
Change
vs. Dec. ’10 YTD
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

$5,000
$4,000
$3,000
$2,000
$1,000
$0
$3,241
$4,099
$3,052
$3,237
$3,797
$1,124
$1,174
$480
$611
$726
$2,117
$2,925
$2,572
$2,626
$3,071
2007
2008
2009
2010
2011

$400
$300
$200
$100
$0
($100)
$219
$264
$39
$144
$246
$86
$29
$133
$235
$130
$180
$263
($91)
($36)
($17)
2007
2008
2009
2010
2011

Net Sales and Operating Profit* Review
– First Quarter

Operating Profit Net Sales
*  See Appendix for Definition and U.S. GAAP Reconciliation
Agricultural Equipment Construction Equipment
(U.S. GAAP, US$ in mils.)
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

$48
$95
($13)
($23)
($17)
$12
$144
$246
Q1 '10
Volume & Mix
Net Pricing
Production Cost
SG&A
R&D
Other
Q1 '11

Equipment Operations
Operating Profit* Evolution – First Quarter
• Volume & Mix: Higher volumes and increased industrial utilization, particularly in Europe, in both AG &
CE and improved product mix for AG
• Net Pricing: Improved pricing, in particular for CE
• Production Cost: Increased industrial activity, construction inefficiencies and product launch costs
• R&D: Investment in product portfolio

*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

Equity in Net Income of Equipment Operations Unconsolidated Joint Ventures

(U.S. GAAP, US$ in mils.)

+243%
$7
$24
Q1 '10
Q1 '11

CNH Global Reach– Contribution from
Equipment Operations JV’s
Other International region
consolidated subsidiaries
Russia
Kamaz - Tractors, Combines, CE
China
Harbin – Tractors
Shanghai - Tractors
Uzbekistan
Tashkent - Tractors, Planters
Significant unconsolidated subsidiaries
Turkey
TTF – Tractors
Japan
KCM - Excavators
HFT – Tractors
Pakistan
Al Ghazi – Tractors
India
L&T – Tractor Loader Backhoes.
Compactors
– Mar 31, 2011 acquired full ownership
Acquisition of full ownership of Indian CE unconsolidated joint venture
•Acquisition on March 31, 2011; results consolidated starting in Q2 2011
•Production facility certifications:
• ISO 9001 for design and manufacture of construction and road building equipment
• ISO 14001 certification for environmental management.
• World Class Manufacturing methodologies will be implemented
•Distribution network of 144 outlets in India
•Product portfolio: backhoe loaders and vibratory compactors
•Plans for the increase of production and expansion of product offering, for local and export markets

CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

Equipment Operations
Change in Net Debt (Cash)* – First Quarter

(U.S. GAAP, US$ in mils.)
2011 2010
Net Income 145 $      9 $
Depreciation & Amortization 75           71
Account Receivables (177)       (156)
Inventories (427)       (79)
Account Payables 151         182
Cash Change in Working Capital ** (453)        (53)
Other (7)           90
Net Cash From Operating Activities (240)        117
Net Cash From Investing Activities *** (99)          (51)
All Other, Including FX Impact for the Period 68           160
Increase / (Decrease) in Net (Cash) (271) $     226 $
First Quarter
* See Appendix for Definition and US GAAP Reconciliation
** Net change in receivables, inventories and payables including inter-segment receivables and payables
*** Excluding Net (Deposits In) Withdrawals from Fiat and Fiat Industrial Cash Management Systems, as they are part of Net Debt (Cash)
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4-10
Q1-11
Company Inventory
Dealer Inventory
CNH Retails*
CNH Production*

Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4'10
Q1'11
Company Inventory
Dealer Inventory
CNH Retails*
CNH Production*

Inventory Reductions
(In Units of Equipment)

• First Quarter Overproduction vs. Retail 16%
• 10% Reduction in Forward Months of Supply
• First Quarter Underproduction vs. Retail 6%
• 48% Reduction in Forward Months of Supply
* Excluding Joint Ventures
Source: CNH Internal Elaboration
Construction Equipment
(Light & Heavy)
Agricultural Equipment
(Major Equipment)
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

Market Outlook 12 CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

$600
$500
$400
$300
$200
$100
$0
Dec-05
Sep-06
Jun-07
Mar-08
Dec-08
Sep-09
Jun-10
Mar-11
$445
$315
$223
Corn
Soybeans
Wheat

$120
$100
$80
$60
$40
$20
$0
USDA Feb-11
$94.7bn
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10P
'11F
'12F
'13F
'14F

$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
09
10P
'11F
'12F
'13F
'14F

2.5
2.0
1.5
1.0
0.5
0.0
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
09
10P
'11F
'12F
'13F
'14F

Industry Drivers: AG and CE Equipment
– IHS Global Insight

Global Commodity Prices per Metric Ton US Net Farm Income -
(US$ in billions)
Source: IHS Global Insight April 2011
Gl Insight 10y Ave
US Nonresidential Construction Spending
(US$ in billions)
US Housing Starts
(in millions units)
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

+
			=
			=
			=
			+
			=
			=
			−
			−
			−
			−
			+
			+

			−
			−
			=
			−
			−
			=
			−
			−
			−
			=
			−

FY ‘10 Q1 ’11
Industry
(change vs.
prior year)
Industry
(change vs.
prior year)
CNH
(performance
relative to mkt)
WW
39% 44%
NA 21% 47%
EAME & CIS
34% 48%
LA 88% 46%
APAC 52% 40%
WW
61% 51%
NA 16% 49%
EAME & CIS 49% 63%
LA
96% 33%
APAC 69% 50%
WW CE 50% 48%
CNH Units Volume* First Quarter
Agricultural and Construction Equipment
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011 14
*  See Appendix for Geographic Information
CNH Internal Elaboration - Preliminary Results
Combines
Tractors
Light
Heavy
FY ’10 Q1 ‘11
Industry
(change vs.
prior year)
Industry
(change vs.
prior year)
CNH
(performance
relative to mkt)
WW 14% 10%
NA 3% 5%
<40hp
4% 6%
40+hp
2% 3%
EAME & CIS 6% 35%
LA
32% 1%
APAC 18% 7%
WW 1% 25%
NA 9% 37%
EAME & CIS (17%) 40%
LA 29% (2%)
APAC
(8%) 6%
WW AG 14% 10%

Agriculture Equipment – Case IH
New Products
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011 15
Bulk Fill System for Planters
• Bulk fill improvements in productivity and reliability
• New mini hoppers
• Improved air flow
• Accommodates new seed treatment varieties
3016 Pick Up Header
• Available in 12’ and 15’ versions
• Wider belts for reduced seed loss
• Improved belt tracking and ground following
• Shipping throughout North America
3020 Flex Auger
• Patented Terra-Flex cutter bar flex system
• Closer following of ground contour
• Shipping throughout North America
Tier 4A/Stage IIIB engine
•Available for high & medium hp tractors  (175 hp and above) in NA and EU markets

Agriculture Equipment – New Holland
New Products
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011 16
New Utility Tractor NH T4 PowerStar (hp 55 – 100)
• New Tier 3 engine for European and NAR markets
• New cab: larger with improved visibility and more ergonomic control layout
• Fully integrated loader specifically designed
NH CX5000/CX6000 Combines
• Tier4 SCR technology engine for the European market (farms up to 600 hectares)
• Equipped with harvesting automation system to constantly  monitor harvesting
Tier 4A/Stage IIIB engine
• 2WD and 4WD Tractors (175 hp and above)  for NH for the North American and European markets
• NH Conventional Combine Class 5 and higher for the North American and European markets operation from the improved cab now also including color touch screen monitor
• Faster crop-to-crop  flexibility: change-over time reduced from 4 hours to 20 minutes

CNH

CASE IH AGRICULTURE

EFFICIENT POWER EP
MORE PRODUCTIVITY • LESS FUEL

NEW HOLLAND AGRICULTURE

CLEAN ENERGY LEADER

FIAT INDUSTRIAL

CNH AG Brands Technological Advances

The world of farming is changing, and the Case IH
EfficientPower EP line of products helps producers
keep pace with increasing demands
• Productivity / Performance
—
Tier 4A/Stage IIIB SCR technology with >100 hp machines
—
Up to 14% more power *
—
Double Clutch Technology optimizes transmission
—
Advanced Farming System (AFS) guidance
• Economy / Fuel Efficiency
— Longer engine service intervals
*
—
10% fuel savings with SCR *
• Simplicity / Easy Operation
—
User-designed Multicontrols  armrest
—
Up to 50% less  noise in the cab than competition
Areas of leadership
• Biodiesel
— Tier 3 engines approved for use with 100% Biodiesel fuel
— EcoBlue SCR Tier 4A/Stage IIIB engines approved for use with 20%
Biodiesel blend
• Biomass
— opportunities for self-propelled forage harvester and big baler applications
• EcoBlue SCR Tier 4A/Stage IIIB engines
— the industry's widest range of Tier 4A/Stage IIIB  compliant products:
20 tractor and 9 combine models
— Tractors’ fuel efficiency up to 10% *
— Tier 4 SCR only solution for high hp  products
• Energy independent farm & NH
2
Hydrogen tractor
prototype
*  vs. CIH or NH Tier 3 EGR comparable models
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

2011 Product Launches – Heavy Equipment
New Crawler Excavator for Case and New Holland/Kobelco
• Tier 4A/Stage IIIB engines
• Improved horsepower and fuel efficiency
• New monitor, controls, rear view camera and plug in GPS telematics
• Improved safety with Roll-Over (ROPS) and Falling Object Protection systems (FOPS)
• Reduced noise levels in the cab
New Wheel Loader for Case and New Holland
• Tier 4A/Stage IIIB engine for NAR and EUR (Tier 2 for International Region)
• New axles
• Improved hydraulic system and lifting capacity
• Cab upgrade
• New monitor with Automatic Shutdown System
New Motor Grader
• Q4 2010 launch in Latin American
and Europe for both brands
• Upgraded cab styling for improved visibility and
improved ergonomics
• New FPT engine
Double Drum asphalt rollers
Pneumatic Tire compactor
• Wide range of  models from 10-MT to 24-
MT for soil and high-production asphalt
applications
• Dual pump propulsion system: up to 5%
fuel savings versus conventional models
Shipments to the dealer network underway and continue through the year with additional models

CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

2011 Product Launches – Light Equipment
New Tractor Loader Backhoe
• New machine from ground up
• Best in class backhoe lifting capabilities, comparable to mid-size excavator
• New boom design
• North America and Europe models Tier 4 ready
New Skid Steer Loader & Compact Track Loader series
• Launch in all regions
• Redesigned cab with better visibility
• New models with radial boom
• Increased lift capacity
• Switchable electro-hydraulic controls
• 13% improvement in serviceability
Mini Crawler Excavator
• Expanded range with new Minimal Tail 5.5t model
• Increased comfort, more performance for demanding applications
• Dual pump propulsion system: up to 5% fuel savings versus conventional models
Shipments to the dealer network underway and continue through the year with additional models

CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

CNH

CASE IH AGRICULTURE | NEW HOLLAND AGRICULTURE

CASE CONSTRUCTION | NEW HOLLAND CONSTRUCTION

FIAT INDUSTRIAL

Industry Units Volume* Full Year Outlook
Agricultural and Construction Equipment
• Global AG demand flat to up 5% vs. 2010
• Tractors demand flat to up 5%
• Combines demand up 15-20%

Tractors
Combines
Light
Heavy
*  See Appendix for Geographic Information
CNH Internal Elaboration - Preliminary Results
• Light equipment demand up ~25%
• Heavy equipment demand up 25-30%
** Not adjusted for Japanese supply constraints
Industry
(change vs.
prior year)
FY ’11
World Wide 0-5%
North America 5-10%
<40hp 5-10%
40+hp
5-10%
EAME & CIS
15-20%
Latin America
(5-10%)
APAC (0-5%)
World Wide 15-20%
North America ~15%
EAME & CIS
25-30%
Latin America
(0-5%)
APAC
~20%
World Wide AG Equipment 0-5%
Industry
(change vs.
prior year)
FY ’11
World Wide ~25%
North America 25-30%
EAME & CIS 20-25%
Latin America
~25%
APAC
25-30%
World Wide
25-30%
North America 20-25%
EAME & CIS 25-30%
Latin America ~25%
APAC
~30%
World Wide CE Equipment
~25%
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

- **Commodity cost escalation**
  - Steel plate, bar, and castings, rubber
  - Expected full cost recovery through pricing in 2011
- **Japanese supply base**
  - Situation being monitored
  - Temporary production curtailments are expected in Q2 and Q3
- **Tier 4A/Stage IIIB engines updates**
  - Product conversions on schedule
  - Mix of SCR and EGR solution depending on equipment class
- **Full year revenue and earnings growth targets for 2011 re-affirmed**
  - Revenue growth of +10%
  - Operating margin range of 7.1% to 7.9%

2011 Early Trends and Financial Outlook 21 CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

For Further Information
Please Contact Investor Relations:
Manfred Markevitch Head of Investor Relations
Federico Catasta
Case New Holland Inc.
6900 Veterans Boulevard
Burr Ridge, Illinois  60527
USA
Tel:
Fax:
E-mail:
Website:

+1-630-887-3745
+1-630-887-3890
wwinvestorrelations@cnh.com
www.cnh.com
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

Appendix

Geographic Information and Market Share/Position Data 24 CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

Definitions
• Geographic Area as Defined by CNH are:
North America – United States, Canada, and Mexico
Europe Africa Middle East & Commonwealth of Independent States (EAME & CIS) – 27 EU countries, 10 CIS Countries,
Balkans, African continent, and Middle East
Latin America – Central and South America, and the Caribbean Islands
Asia Pacific (APAC) – Continental Asia, and Oceania
• Market Share / Market Position Data
Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries.
In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations including the Association of
Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA
in Brazil, the Japan Construction Equipment Manufacturers Association and the Korea Construction Equipment
Manufacturers Association, as well as on other shipment data collected by an independent service bureau.
Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern
Europe, Russia, Turkey, Brazil and any country where local shipments are not reported .
In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

CNH Agricultural & Construction Equipment
– Net Sales Change Details*
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011 26
(U.S. GAAP, US$ in mils.)
% Change
vs 2010
of which
Currency
North America 16% 1%
AG 13 1
CE 36 1
EAME & CIS 25% -
AG 28 -
CE 9 -
Latin America (2)% 5%
AG (7) 5
CE 9 7
APAC 39% 6%
AG 41 6
CE 30 5
World 17% 2%
AG 17 2
CE 19 3
First Quarter 2011
*  See Appendix for Geographic Information

Credit Lines
The following table summarizes CNH credit lines and total debt at March 31, 2011:

(U.S. GAAP, US$ in mils.)
Line Available Line Available
Consol. Eq.Op. FS Consol. Consol. Eq.Op. FS Consol.
Committed Lines with Third Parties 946          946          822       124          -        1,338    1,338      1,216    122         -
ABCP Facilities and BNDES Financing 6,149       4,651       -        4,651       1,498    6,356    4,261      -        4,261      2,095
Uncommitted Lines
with Third Parties 1,739       1,340       30         1,310       399       1,647    1,259      31         1,228      388
with Fiat Group (pre de-merger) 2,643    206         4           202         2,437
with Fiat Industrial 2,811       183          7           176          2,628
Total Credit Lines 11,645 7,120 859 6,261 4,525 11,984 7,064 1,251 5,813 4,920
of which with Fiat Group (pre de-merger) support 4,068    1,562     405       1,157     2,506
of which with Fiat Industrial support 3,762      1,103      7           1,096      2,659
Bonds 2,721       2,721    -          2,721      2,721    -
Third Party Loans 5,305       8           5,297       5,940      15         5,925
Fiat Group (pre de-merger) Loans 572         106       466
Fiat Industrial Loans 584          126       458
Intersegment Loans -          627       2,503       -         562       2,273
Total Notes and Loans 8,610     3,482   8,258     9,233    3,404   8,664
Total Debt 15,730   4,341   14,519   16,297 4,655   14,477
December 31, 2010
Drawn
March 31, 2011
Drawn
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

Equipment Operations
Debt Maturity Schedule

* Public Notes are reported net of any premium/discount.
(U.S. GAAP, US$ in mils.)
Equipment Operations Outstanding
Mar-11 2011 2012 2013 2014 Beyond
Third Parties 860                464          281       71            33         2
Public Notes * 2,721               991          1,730
Fiat Industrial 133                   62            71         -
Intersegment 627                   92            33         502
Total Maturities 4,341              618         352      1,062      66         2,234
Maturities
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

Non-GAAP Measures CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011 29

Non-GAAP Measures
CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under
Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these financial measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables in this presentation. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S.
GAAP.
Non-GAAP measures include:
• Net Income Before Restructuring and Exceptional Items
• Operating Profit
• Net Debt (Cash)
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011 30

Net Income Before Restructuring and
Exceptional Items
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011 31
CNH defines net income before restructuring and exceptional item as net income attributable to CNH, less restructuring charges and exceptional items, after tax. Exceptional items include charges or income that may mask underlying operating results. We believe that net income before restructuring and exceptional items is a useful figure for measuring the performance of our operations.
(U.S. GAAP, US$ in mils., except per share data)
2011 2010
Net income attributable to CNH 152 $            16 $
Restructuring, after tax:
Restructuring 3                    2
Tax benefit (1)                  -
Restructuring, after tax 2                    2
Exceptional items:
(Gain) on  purchase of business, net of tax (16)               -
Tax charge for Medicare Part D retiree drug subsidy -               20
Net Income before restructuring and exceptional items 138 $            38 $
Weighted average common shares outstanding - diluted 241               238
Diluted earnings per share before restructuring and
exceptional items
0.57 $          0.16 $
First Quarter

Equipment Operations Operating Profit
CNH defines Equipment Operations Gross Profit as net sales less of equipment cost of goods sold. CNH defines Equipment Operations Operating Profit as Gross Profit less selling, general and administrative and research and development costs.  Operating Margin is Operating Profit expressed as a percentage of net sales of equipment. The following table summarizes the computation of Equipment Operations
Gross and Operating Profit for all periods presented:

(U.S. GAAP, US$ in mils.)
2011
% of
Net Sales
2010
% of
Net Sales
Net sales 3,797 3,237 $
Less:
     Cost of goods sold 3,114 2,698
Gross Profit 683 18.0% 539 16.7%
Less:
     Selling, general and administrative 321 296
     Research and development 116 99
Operating Profit 246 $  6.5% 144 $     4.4%
U.S. GAAP Operating Profit by Segment
Agricultural Equipment 263 $  8.6% 180 $     6.9%
Construction Equipment (17) $  (2.3)% (36) $      (5.9)%
First Quarter
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

Equipment Operations IFRS to GAAP
Analysis

The following summarizes trading profit, as reported to Fiat Industrial under IFRS, by segment:
(US$ in mils.)
2011 2010
Trading Profit Under IFRS
Agricultural Equipment 241 $        154 $
Construction Equipment (20)            (35)
Financial Services 71             57
Trading Profit Under IFRS 292           176
The following reconciles trading profit to operating profit under US GAAP:
Equipment Operations Trading Profit Under IFRS 221 $        119 $
Accounting for Benefit Plans (8)              (6)
Intangible Asset Amortization,
   Primarily Development Costs (42)            (37)
IFRS Reclassifications * 44             36
Other Adjustments 23             -
Total Adjustments 17             (7)
Plus: U.S. GAAP "Other, net" 8               32
U.S. GAAP Operating Profit 246 $        144 $
First Quarter
* The net reclassification of interest compensation to Financial Services to cost of goods sold and the interest component of unfunded benefit plans to interest expense
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

Net Debt
The following table sets forth total debt and “Net Debt (Cash)” - total debt (including intersegment debt)
less cash and cash equivalents, deposits in Fiat and Fiat Industrial subsidiaries cash management systems and intersegment notes receivable - as of March 31, 2011 and December 31, 2010:

31-Mar-11 31-Dec-10 31-Mar-11 31-Dec-10 31-Mar-11 31-Dec-10
With Fiat Industrial subsidiaries 214 $            - $             62 $              - $             152 $            - $
With Fiat S.p.A. subsidiaries -                194                -                43 $               -                151
Owed to securitization investors 3,134            2,488            -                -                3,134            2,488
Other 1,305            1,181            85                  82                  1,220            1,099
Intersegment -                -                92                  52                  1,935            1,730
Total short-term debt 4,653 $         3,863 $         239 $            177 $             6,441 $         5,468 $
With Fiat Industrial subsidiaries 553 $            - $             71 $              - $             482 $            - $
With Fiat S.p.A. subsidiaries -                584                -                67                  -                517
Owed to securitization investors 5,046            5,868            -                -                5,046            5,868
Other 5,478            5,982            3,496            3,901            1,982            2,081
Intersegment -                -                535               510                568               543
Total long-term debt 11,077 $      12,434 $       4,102 $         4,478 $         8,078 $         9,009 $
With Fiat Industrial subsidiaries 767 $            - $             133 $            - $             634 $            - $
With Fiat S.p.A. subsidiaries -                778                -                110                -                668
Owed to securitization investors 8,180            8,356            -                -                8,180            8,356
Other 6,783            7,163            3,581            3,983            3,202            3,180
Intersegment -                -                627               562                2,503            2,273
Total debt 15,730 $      16,297 $       4,341 $         4,655 $         14,519 $      14,477 $
Cash and cash equivalents 1,553 $         3,618 $         974 $            2,934 $         579 $            684 $
Deposits in cash management systems
With Fiat Industrial subsidiaries 2,850            -                2,788            -                62                  -
With Fiat S.p.A. subsidiaries -                1,760            -                1,643            -                117
Intersegment notes receivable -                -                2,503            2,273            627               562
Net debt (cash) 11,327 $      10,919 $       (1,924) $       (2,195) $       13,251 $      13,114 $
Less:
Consolidated Equipment Operations Financial Services
(in millions)
Short-term debt:
Long-term debt:
Total debt:
CNH Global N.V. First Quarter 2011 Conference Call – April 21, 2011

End